Filed by Queen’s Gambit Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: August 5, 2021

SWVL TO ENHANCE BOARD WITH APPOINTMENT OF

THREE HIGHLY ACCOMPLISHED WOMEN & TECH LEADERS

Victoria Grace, Lone Fønss Schrøder and Esther Dyson will bring extensive financial, technology, and automotive experience, along with deep global networks

Company leadership to reflect diversity of stakeholder base, including employees and customers

ESG principles core to Swvl’s mission of empowering underserved communities through tech-enabled mass transit solutions

DUBAI, UAE – August 5, 2021 – Swvl Inc. (“Swvl” or the “Company”), a Dubai-based provider of transformative mass transit and shared mobility solutions, today announced that upon the completion of its proposed business combination with Queen’s Gambit Growth Capital (“Queen’s Gambit”) (NASDAQ: GMBT), the combined public company will appoint three highly experienced women and technology leaders to its Board of Directors:

•	Victoria Grace, Queen’s Gambit Founder & Chief Executive Officer;

•	Lone Fønss Schrøder, a tenured leader of innovative logistics and technology-driven companies, including Vice Chair of the Board of Directors of Volvo Cars; and

•	Esther Dyson, a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe, Evernote, Flickr and Square.

Swvl is a mission-driven company focused on empowering underserved populations in emerging markets, particularly women, to achieve greater social and economic equity with tech-enabled mass transit solutions that are reliable, convenient, safe and affordable. With these future appointments, Swvl has made clear its commitment to ensuring the Company’s leadership reflects the same diversity as its users and growing employee base, which is currently comprised of 22 nationalities, as it continues to transform the $1 trillion global mass transit market.

Mostafa Kandil, Swvl Founder and CEO, said, “We look forward to welcoming Victoria and Lone to our Board, along with Esther, one of our early investors. Each of these highly accomplished women will provide a unique lens, deep financial and operational experience and global networks that will be instrumental in realizing our next phase of growth. With strategic guidance from our Board, I am confident that we will create even greater value for all stakeholders moving forward.”

Mr. Kandil continued, “The reception that Swvl has received following its announced business combination with Queen’s Gambit has been truly humbling and remarkable. We look forward to updating the investment community, and all stakeholders, on the many exciting financial, operational and ESG developments underway as we continue to execute on our mission to change the paradigm of mass transit on a global scale.”

On July 28, 2021, Swvl announced a $1.5bn business combination with Queen’s Gambit. Following the closing of the transaction, which is expected to occur in the fourth calendar quarter of 2021, Swvl will become the first $1bn+ unicorn from the Middle East to list on Nasdaq and the only tech-enabled mass transit solutions company to list on any exchange. Swvl will also form an advisory committee, including two members of Queen’s Gambit, to focus on fostering continued diversity and inclusion as a public company.

About Victoria Grace

•	Trailblazing Founder and Chief Executive Officer of Queen’s Gambit Growth Capital, the first entirely female-led SPAC.

•	Founder and Managing Partner of Colle Capital.

•	A leading voice in the venture industry, focused on promoting data-driven management, founder diversity and ESG.

•	Over 40% of Colle’s portfolio companies have diverse management teams.

•	Formerly a Board Director at Hyliion and Doctor.com (acquired by Press Ganey), and currently on the boards of several Colle portfolio companies.

•	Prior to founding Colle Capital, served as a Partner at Wall Street Technology Partners and before that as a Director of Dresdner Kleinwort Wasserstein’s Private Equity Group.

•	Co-founded Work It, Mom!

About Lone Fønss Schrøder

•	Tenured leader of innovative logistics and technology-driven companies.

•	Currently Chief Executive Officer of blockchain technology company Concordium AG.

•	Vice Chair of the Board of Directors of Volvo Cars.

•	Board member of Ikea.

•	Areas of expertise include digital transformation, new business models, corporate strategy, bank and capital markets, sustainability and blockchain technology.

•	Holds governance positions across companies such as Aker Holdings ASA, AKSO ASA, and INGKA Holding BV.

•	Began her career at A.P. Moller Maersk A/S, where she worked for more than 20 years and held several senior positions.

•	Has served as Director in various large corporations (elected) Handelsbanken, Schneider, Valmet, Yara, Vattenfall.

•	Served as President and CEO of Wallenius Lines (2005 to 2010), a leading provider of global factory to dealer transport solutions for, among others, the automotive industry.

About Esther Dyson

•	Executive founder of Wellville, a 10-year project (2015-2024) focused on increasing health and equity in five US communities.

•	Accomplished investor, journalist, author, commentator, and philanthropist.

•	Angel investor focused on health, insurance, open government, digital technology, biotechnology, logistics, and aerospace.

•

Early investor in Swvl and other notable startups including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member).

•	Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000. On the boards of the Long Now Foundation, Open Corporates, and The Commons Project.

•	Author of bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”

About Swvl

Swvl is a global tech startup based in Dubai that provides a semi-private alternative to public transportation for individuals who cannot afford or access private options. The Company has built a parallel mass transit system offering intercity, intracity, B2B and B2G transportation in 10 megacities across Africa, Asia, and the Middle East. Swvl’s tech-enabled offerings make mobility safer, more efficient and environmentally friendly, while still ensuring that it is accessible and affordable for everyone. Customers can book their rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.